Mail Stop 6010

May 3, 2007

Mr. Leo Ehrlich
Chief Financial Officer
StatSure Diagnostic Systems, Inc.
1 Clarks Hill Road
Framingham, Massachusetts 01702

      Re: StatSure Diagnostics Systems, Inc.
               Form 10-KSB for the fiscal year ended December 31, 2005
               File No. 000-21284

Dear Mr. Ehrlich:

      We have completed our review of your Form 10-KSB and related materials and have no further comments at this time.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant